Exhibit 7

U.S. Bank Trust National Association
Statement of Financial Condition
As of 3/31/2003

($000’s)

3/31/2003

Assets
Cash and Due From Depository Institutions	$348,346
Fixed Assets	1,448
Intangible Assets	123,934
Other Assets	45,296

Total Assets	$519,024
Liabilities
Other Liabilities	$13,827

Total Liabilities	$13,827
Equity
Common and Preferred Stock	$1,000
Surplus	505,932
Undivided Profits	(1,735)

Total Equity Capital	$505,197
Total Liabilities and Equity Capital	$519,024

To the best of the undersigned’s determination, as of this date the above financial information is true and correct.

U.S. Bank Trust National Association

By:	/s/Adam Berman

Trust Officer

Date: May 13, 2003